As filed with the Securities and Exchange Commission on September 30, 2011

Registration No. 333-_____
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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SBT BANCORP, INC.
(Exact name of registrant as specified in its charter)
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Connecticut	20-4346972
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070
(860) 408-5493
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
______________________________________________________________________________________

Anthony F. Bisceglio, Executive Vice President, Chief Financial Officer and Treasurer
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070
(860) 408-5493
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:
Robert M. Taylor III, Esq.
Day Pitney LLP
242 Trumbull Street
Hartford, Connecticut 06103
(860) 275-0368

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [X]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [  ]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [  ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large Accelerated Filer [  ]   Accelerated Filer [  ]   Non-Accelerated Filer [  ]   Smaller Reporting Company [X]

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CALCULATION OF REGISTRATION FEE
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Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Unit (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, no par value	100,000	$20.55	$2,055,000	$238.59

(1)
Pursuant to Rule 416 under the Securities Act, this Registration Statement also includes such additional shares of common stock by reason of any stock dividend, stock split or other similar transaction.

(2)
Estimated solely for the purpose of calculating the registration fee and calculated in accordance with Rule 457(c) under the Securities Act, based on the average of the bid and asked price of the common stock on September 29, 2011.

SBT BANCORP, INC.
DIVIDEND REINVESTMENT PLAN

100,000 shares of Common Stock, no par value

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The Dividend Reinvestment Plan of SBT Bancorp, Inc., or the Plan, provides shareholders of SBT Bancorp with a convenient, economical and systematic method of purchasing additional shares of the common stock of SBT Bancorp, no par value, with minimal fees, brokerage commissions or other charges.  Purchases will be at a 2% discount to the “fair market value” of our common stock as described below if the shares are purchased directly from SBT Bancorp’s authorized and previously unissued shares unless such discount is later discontinued or modified by our Board of Directors.  The size of the discount may range anywhere from 0% to 5% as determined by our Board of Directors in its sole discretion.

If you are a shareholder of SBT Bancorp, you may choose to have future cash dividends automatically invested in our common stock and while participating in the dividend reinvestment program, you may also make optional cash payments in an amount between $100 and $5,000 per quarter to purchase additional shares of our common stock.  Purchases of additional shares of our common stock with optional cash payments will be made only on the dates when the Plan purchases shares of our common stock by reinvesting your cash dividends.  If cash dividends are not paid by us, you will not be able to purchase additional shares of our common stock with optional cash payments.  Our Board of Directors reserves the right to modify the minimum and maximum amounts of optional cash payments per quarter.  If we modify the minimum and maximum amounts of optional cash payments per quarter, we will send you written notice of when such modification becomes effective.

The administrator of the Plan, or the Plan administrator, is American Stock Transfer and Trust Company LLC.  In making purchases of shares of our common stock under the Plan, the Plan administrator will commingle the funds of Plan participants.

If you hold shares registered in your name, you may enroll in the Plan by completing, signing and returning an Authorization Form to the Plan administrator.  The Plan administrator will send you an Authorization Form upon request.  If you do not hold shares registered in your name but instead hold them through a broker, bank or other nominee, you must either become a registered shareholder by having shares transferred into your name or arrange with the record holder to participate in the Plan on your behalf.  If you choose the latter, you will not have an account administered by the Plan administrator; instead, you must deal with and through the record holder.

The Plan provides that shares may be purchased for you directly from SBT Bancorp out of its authorized but unissued shares, in the open market or in a combination of these methods.  SBT Bancorp will decide, in its sole discretion, the method or combination of methods in which the Plan administrator purchases shares of our common stock.

If the shares are purchased directly from SBT Bancorp, the price at which the shares of common stock will be deemed to have been acquired by the Plan will be 98% of the “fair market value” of the common stock.  “Fair market value” of the common stock will be calculated as the weighted average of the daily high and low trading prices of our common stock in trades made in the over-the-counter market for the ten (10) trading days (i.e., days on which our common stock was traded) immediately preceding the date of purchase of common stock by the Plan directly from us, as reported on the OTC Bulletin Board.  The “weighted average” price takes into account the number of shares purchased on a particular date (daily trading volume).  The 2% discount will continue until terminated or modified by action of our Board of Directors.  If we terminate or modify the discount, we will send you written notice of when the 2% discount expires or is modified.  The size of the discount may range anywhere from 0% to 5% as determined by our Board of Directors in its sole discretion.

If the shares are purchased on the open market, the price at which the shares of common stock will be deemed to have been acquired will be the weighted average of the actual purchase price paid, excluding any brokerage commissions or other fees or charges, for the pool of of shares purchased for all participants on or about the particular dividend payment date.  We will not receive any of the proceeds of these sales of common stock.

Under the Plan, participants are responsible for the following fees:

Sales/Terminations	$15.00 per transaction
Safekeeping	$7.50 per transaction if without sale
Brokerage Commission	$0.10 per share on sales

SBT Bancorp will pay all costs related to the purchase of our common stock by the Plan and the administration of the Plan.  Participants will not pay any brokerage commissions or service charges with respect to the purchase of our common stock under the Plan.

The Plan does not represent a statement of dividend policy or a guarantee of future dividends.  Dividends will be within the discretion of our Board of Directors and will be dependent upon various factors, including, without limitation, the future earnings and financial condition of SBT Bancorp.

This prospectus relates to 100,000 authorized and previously unissued shares of our common stock registered for purchase under the Plan.

There is currently no established public trading market for our common stock.  Shares of our common stock are not traded on any national or regional exchange.  Our common stock is currently traded on the Over The Counter (“OTC”) Bulletin Board under the symbol “SBTB.”  Various brokerage firms ordinarily attempt to match buyers and sellers of our common stock when they receive buy or sell orders from their customers, but trading is not active.  The last reported sale price of our common stock was $19.20 per share on September 16, 2011.  Limited information for trades made through various brokerage firms is available through the OTC Bulletin Board.  We utilize high and low daily trade price information compiled by the OTC Bulletin Board in calculating the “fair market value” of newly-issued shares of commonn stock sold directly to participants under the Plan.  In addition to transactions through brokerage firms, there are occasionally trades made in private transactions not involving any broker.

This prospectus should be retained for future reference.

Investing in our common stock involves risks.  Please see “Risk Factors” beginning on page 3 of this prospectus.

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THE SHARES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.  INVESTMENT IN THESE SHARES, AS WITH ANY INVESTMENT IN COMMON STOCK, INVOLVES INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus is September 30, 2011.

ABOUT THIS PROSPECTUS

This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, relating to the shares of our common stock offered under the Plan.  This prospectus does not include all of the information in the registration statement.  The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about SBT Bancorp, the Plan, and the securities offered.  The registration statement can be read at the SEC website, www.sec.gov, or at the SEC office mentioned under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.  You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of the securities.  Our business, financial condition, results of operations and prospects may have changed since those dates.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “SBT Bancorp,” “we,” “us,” “our” or similar references mean SBT Bancorp, Inc. and all references to the “Dividend Reinvestment Plan” or the “Plan” mean the SBT Bancorp, Inc. Dividend Reinvestment Plan in effect as of September 30, 2011.

HOW TO OBTAIN ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about SBT Bancorp that is not included in or delivered with this document.  You can obtain free copies of this information by writing or calling:

SBT Bancorp, Inc.
760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070
Attention:  Susan Presutti
Telephone:  (860) 408-5493

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus.  Because it is a summary, it does not contain all of the information that you should consider before investing in our securities.  You should read the entire prospectus carefully, including the documents we refer to and incorporate by reference, in order to understand this offering fully.  In particular, we incorporate important business and financial information into this prospectus by reference.

SBT Bancorp, Inc. is the holding company for The Simsbury Bank & Trust Company (the “Bank”).  We were incorporated in the State of Connecticut on February 17, 2006.  We became the Bank’s sole shareholder pursuant to a reorganization that occurred on March 7, 2006.  Our only business is our investment in the Bank, which is a community-oriented financial institution providing a variety of banking and investment services.  As of June 30, 2011, we had:

●	Consolidated assets of $335 million;
●	Total deposits of $309 million;
●	Total loans of $209 million; and
●	Total shareholders’ equity of $22 million.

The Simsbury Bank & Trust Company, Inc. was incorporated on April 28, 1992 and commenced operations as a Connecticut chartered bank on March 31, 1995.  The Bank’s deposit accounts are insured under the Federal Deposit Insurance Act, up to the maximum applicable limits thereof.  The Bank is not a member of the Federal Reserve System.  The Bank’s main office and corporate offices are located in the town of Simsbury, Connecticut.  The Bank also maintains branch offices in Avon, Bloomfield, and Granby, Connecticut and a business office in Canton, Connecticut.  Services to the Bank’s customers are also provided through SBT Online Internet banking.  The Bank’s customer base consists primarily of individual consumers and small businesses in north central Connecticut.

The Bank also has seven ATMs; two are located at each of its main office and its Bloomfield office, and one at each of the other branch/business offices.  The ATMs generate activity fees based upon utilization by other banks’ customers.

The Bank offers a full range of commercial banking services to residents and businesses in its primary and secondary markets through a wide variety of mortgage programs as well as home equity lines and loans, FDIC-insured checking, savings, and IRA accounts, 401K rollover accounts, as well as safe deposit and other customary non-deposit banking services.  The Bank offers investment products to customers through SBT Investment Services, Inc., a wholly-owned subsidiary of the Bank, and through its affiliation with the securities broker/dealer, LPL Financial Corporation.

The mailing address of our principal executive offices is:

760 Hopmeadow Street
P.O. Box 248
Simsbury, Connecticut 06070

Our telephone number is (860) 408-5493 and our internet address is www.simsburybank.com.

This prospectus describes how you can reinvest the dividends you receive on your shares of our common stock or purchase shares of our common stock pursuant to our Dividend Reinvestment Plan, which we refer to as the Plan.  This prospectus describes the Plan in effect as of September 30, 2011.

If you own our common stock, directly or indirectly, you are eligible to enroll in the Plan.  You may make purchases under the Plan with your cash dividends on some or all of your shares of our common stock, and through the Plan’s optional cash payment feature.  You may enroll in the Plan by completing an Authorization Form and returning it to:

American Stock Transfer and Trust Company LLC
P.O. Box 922
Wall Street Station
New York, New York 10269-0560
Attention: Plan Administration Department

If you enroll in the Plan, American Stock Transfer and Trust Company LLC, the administrator of the Plan, will use the cash dividends on the shares you designate, as well as any optional cash payments you make, to purchase additional shares of our common stock.  Historically, we pay cash dividends on a quarterly basis.  If we do not pay a cash dividend, there will be no investment, including purchases of shares of our common stock with optional cash payments, under the Plan.  Optional cash payment purchases may be made quarterly only if we declare and pay a cash dividend.

Under the Plan, we may sell you original issue shares of common stock directly out of our authorized but unissued shares or shares bought by the Plan administrator in the open market.  We will decide, in our sole discretion, the method or combination of methods in which the administrator of the Plan purchases shares of our common stock under the Plan.  In making purchases of shares of our common stock under the Plan, the Plan administrator will commingle the funds of Plan participants.

If the shares are purchased directly from us, the price at which the shares of common stock will be deemed to have been acquired by the Plan will be 98% of the “fair market value” of the common stock.  “Fair market value” of the common stock will be calculated as the weighted average of the daily high and low trading prices of our common stock in trades made in the over-the-counter market for the ten (10) trading days (i.e., days on which our common stock was traded) immediately preceding the date of purchase of common stock by the Plan directly from us, as reported on the OTC Bulletin Board.  The “weighted average” price takes into account the number of shares purchased on a particular date (daily trading volume).  The 2% discount will continue until terminated or modified by action of our Board of Directors.  If we terminate or modify the discount, we will send you written notice of when the 2% discount expires or is modified.

If the shares are purchased on the open market, the price at which the shares of common stock will be deemed to have been acquired will be the weighted average of the actual purchase price paid, excluding any brokerage commissions or other fees or charges, for the pool of of shares purchased for all participants on or about the particular dividend payment date.  We will not receive any of the proceeds of these sales of common stock.

Under the Plan, participants are responsible for the following fees:

Sales/Terminations	$15.00 per transaction
Safekeeping	$7.50 per transaction if without sale
Brokerage Commission	$0.10 per share on sales

SBT Bancorp will pay all costs related to the purchase of our common stock by the Plan and the administration of the Plan.  Participants will not pay any brokerage commissions or service charges with respect to the purchase of our common stock under the Plan.

For inquiries regarding your account under the Plan, you should contact the Plan administrator as follows:

American Stock Transfer and Trust Company LLC
6201 15th Avenue
Brooklyn, New York 11219
Attention: Shareholder Relations Department
(877) 854-0852

If you do not choose to enroll in the Plan, we will continue to send you cash dividends by check, or by automatic deposit to a bank account you designate, as and when declared.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks described below, together with the other information contained in or incorporated by reference into this prospectus, before making a decision to invest in our common stock. The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We may be required to increase our allowance for loan losses.

All borrowers carry the potential to default and our remedies to recover may not fully satisfy money previously loaned.  We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans.  The allowance for loan losses, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio.  The level of the allowance for loan losses reflects management’s continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; present economic conditions; and unidentified losses inherent in the current loan portfolio.  The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes.  Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge-offs, based on judgments different than those of management.  An increase in the allowance for loan losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our financial condition and results of operations.

The design of the allowance for loan loss methodology is a dynamic process that must be responsive to changes in economic and other factors.  Accordingly, at times the allowance methodology may be modified in order to incorporate changes in various factors including, but not limited to, levels and trends of delinquencies and charge-offs, trends in volume and types of loans, national and economic trends and industry conditions.

Further declines in real estate values could adversely affect our earnings and financial condition.

As of June 30, 2011, approximately 88% of our loans were secured by real estate.  These loans consist of residential real estate loans (approximately 70% of total loans), commercial real estate loans (approximately 17% of total loans) and real estate construction loans (approximately 1% of total loans).  Since December 31, 2008, declines in real estate values and weak demand for new construction in our market area have caused deterioration in our loan portfolio and adversely impacted our financial condition and results of operations.  Additional declines in real estate values, both within and outside of our market area could adversely affect the value of the collateral for these loans, the ability of borrowers to make timely repayment of these loans and our ability to recoup the value of the collateral upon foreclosure, further impacting our earnings and financial condition.

Changes in interest rates could negatively impact our financial condition and results of operations.

Our results of operations depend substantially on net interest income, which is the difference between interest earned on interest-earning assets (such as investments and loans) and interest paid on interest-bearing liabilities (such as deposits and borrowings).  Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.  Conditions such as inflation, recession, unemployment, money supply, and other factors beyond our control may also affect interest rates.  If our interest-earning assets mature or reprice more quickly than interest-bearing liabilities in a declining interest rate environment, net interest income could be adversely impacted.  Likewise, if interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a rising interest rate environment, net interest income could be adversely impacted.

Changes in interest rates also can affect the value of loans and other assets.  An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows.

We may need to, or may be compelled to, raise additional capital in the future, but that capital may not be available when it is needed and on terms favorable to current shareholders.

Federal banking regulations require us and our banking subsidiary to maintain adequate levels of capital to support our operations.  These capital levels are determined and dictated by law, regulation and banking regulatory agencies.  In addition, our management and board of directors determine appropriate capital levels that they believe are necessary to support our business operations.  At June 30, 2011, all three capital ratios for the Company and our banking subsidiary were above “well capitalized” levels under current bank regulatory guidelines.  However, our regulators may require us to operate with higher capital levels.  For example, regulators recently have required other community banks to attain a Tier 1 leverage ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 10%, and a total risk-based capital ratio of at least 12%.  If regulators require us to maintain capital levels beyond the “well capitalized” level, we may have to reduce assets, seek alternative means to increase capital, or both.

We depend upon the availability of liquidity to operate our businesses.

We must maintain sufficient funds to respond to the needs of depositors and borrowers.  Our access to these funds, or liquidity, could be impaired by an inability to access the capital markets or as a result of unforeseen outflows of cash.  This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us.

As a part of our liquidity management, we use a number of funding sources in addition to core deposit growth and repayments and maturities of loans and investments.  We have access to funding through sources such as the Federal Reserve discount window, the Certificate of Deposit Account Registry Services program and overnight federal funds and repurchase agreements.  Many of these funding sources are “credit sensitive,” which means that our access to funding is curtailed as our financial condition and results of operations deteriorate.  To mitigate this risk and improve our overall liquidity position, we have reduced our dependence on non-core funding sources over the past twelve months through strong deposit growth and planned run-off of our securities portfolio.  However, our financial flexibility will be severely constrained if we are unable to maintain our access to funding or if adequate financing is not available to accommodate future growth at acceptable interest rates.  Furthermore, if we are required to rely more heavily on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs, which would adversely affect our operating margins and profitability.

Talented personnel are critical to our success.

Our success and ability to properly manage our growth and to further develop and promote our brand depends to a significant extent on both the performance of our current executive and senior management team and our ability to attract, hire, motivate, and retain qualified and talented management personnel in the future.  In recent years, we have added a significant number of key senior executives in the areas of finance and credit.  There can be no assurance that we will be able to retain these senior executives and other key personnel or that these key hires will be successful in achieving or maintaining better operating results or long-term profitability for us.  Our operations could be adversely affected if we cannot attract qualified personnel to re-fill existing positions or build new positions and departments within the organization and retain all of our key personnel.

Our earnings are significantly affected by general business and economic conditions.

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad.  These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance and the strength of the United States economy, all of which are beyond our control.  A deterioration in economic conditions could result in an increase in loan delinquencies and nonperforming assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

We face substantial competition in originating loans and attracting deposits.  This competition comes principally from other banks, savings institutions, mortgage banking companies and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds.  Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, better brand recognition, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs.  These competitors may offer more favorable pricing through lower interest rates on loans or higher interest rates on deposits, which could force us to match competitive rates and thereby reduce our net interest income.

We are subject to extensive government regulation and supervision.

We, primarily through The Simsbury Bank & Trust Company and certain non-bank subsidiaries, are subject to extensive federal and state regulation and supervision.  Banking regulations are primarily intended to protect depositors’ funds, federal deposit insurance funds, and the banking system as a whole, not shareholders.  These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things.  In addition, the Basel Committee on Banking Supervision recently proposed changes to regulatory standards which would significantly increase capital and liquidity requirements for financial institutions.  These or other changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes could affect us in substantial and unpredictable ways.  Such changes could subject us to additional costs, limit the types of financial services and products we may offer, and/or increase the ability of non-banks to offer competing financial services and products, among other things.  Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputation damage, which could have a material adverse effect on our business, financial condition and results of operations.  While we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur.

Legislative and regulatory reforms may materially adversely impact our financial condition, results of operation, liquidity, or stock price.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009.  Also included is the creation of a new federal agency to administer consumer and fair lending laws, a function that is now performed by the depository institution regulators.  The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well.  We expect that many of the requirements called for in the Dodd-Frank Act will be implemented over time, and most will be subject to implementing regulations over the course of several years.  Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions’ operations is unclear.  The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business.  These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

In addition, international banking industry regulators have largely agreed upon significant changes in the regulation of capital required to be held by banks and their holding companies to support their businesses.  The new international rules, known as Basel III, generally increase the capital required to be held and narrow the types of instruments which will qualify as providing appropriate capital and impose a new liquidity measurement.  The Basel III requirements are complex and will be phased in over many years.

The Basel III rules do not apply to U.S. banks or holding companies automatically.  Among other things, the Dodd-Frank Act requires U.S. regulators to reform the system under which the safety and soundness of banks and other financial institutions, individually and systemically, are regulated.  That reform effort will include the regulation of capital and liquidity.  It is not known whether or to what extent the U.S. regulators will incorporate elements of Basel III into the reformed U.S. regulatory system, but it is expected that the U.S. reforms will include an increase in capital requirements, a narrowing of what qualifies as appropriate capital, and impose a new liquidity measurement.  One likely effect of a significant tightening of U.S. capital requirements would be to increase our cost of capital, among other things.  Any permanent significant increase in our cost of capital could have significant adverse impacts on the profitability of many of our products, the types of products we could offer profitably, our overall profitability, and our overall growth opportunities, among other things.  Although most financial institutions would be affected, these business impacts could be felt unevenly, depending upon the business and product mix of each institution.  Other potential effects could include less ability to repurchase our common stock, higher dilution of common shareholders, and a higher risk that we might fall below regulatory capital thresholds in an adverse economic cycle.

Although certain provisions of the Dodd-Frank Act, such as direct supervision by the federal agency to administer consumer and fair lending laws, will not apply to banking organizations with less than $10.0 billion of assets, the changes resulting from the legislation will impact our business.  These changes will require us to invest significant management attention and resources to evaluate and make necessary changes.

Regulatory changes may reduce our fee income.

On July 6, 2010, final rules implemented by the Federal Reserve took effect which impose overdraft and interchange fee restrictions and will likely reduce our non-interest income.  The new rules prohibit financial institutions from charging consumers fees for paying overdrafts on automated teller machine (ATM) and one time debit card transactions, unless a consumer consents to the overdraft service for those types of transactions.  While we expect that these changes will likely reduce our non-interest income, we cannot quantify the impact of this regulatory change until our consumer customers determine whether to “opt in” to our standard overdraft practice.

Provisions of our articles of incorporation, bylaws and Connecticut law, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

Provisions in our articles of incorporation and bylaws, the corporate law of the State of Connecticut, and state and federal regulations could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock.  These provisions provide for, among other things, a staggered Board of Directors with three separate classes of directors.  The members of each class are elected for a term of three years and only one class is elected annually.  Thus, it would take at least two annual elections to replace a majority of our Board of Directors.  In addition, under Connecticut law, we are prohibited from engaging in a business combination with any interested shareholder for a period of five years from the date the person became an interested shareholder unless certain conditions are met.  These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Risks Related to Our Common Stock

Our common stock has a limited trading market, so you may have to hold the common stock indefinitely.

Currently there is only a limited trading market for our common stock, and it is not certain that an active and liquid trading market will develop or be maintained in the foreseeable future.  Our common stock trades from time to time over the counter and such trades are reported on the OTC Bulletin Board under the symbol “SBTB.”  We cannot assure you that an active and liquid trading market will develop in our common stock, or if one does develop that it will continue in the future.  The development of an active public trading market depends upon the existence of willing buyers and sellers and is not within our control.  For these reasons, our common stock may not be appropriate as a short-term investment and you should be prepared to hold our common stock for an extended period or indefinitely.  We cannot assure you that you will be able to resell your shares of common stock for a price that is equal to or greater than the price at which you purchased the shares.

Our share price will fluctuate.

The market price of our common stock could fluctuate substantially in the future in response to a number of factors, including those discussed below and those discussed in other risk factors.  Some of the factors that may cause the price of our common stock to fluctuate include:

●	variations in our and our competitors’ operating results;

●	announcements by us or our competitors of mergers, acquisitions and strategic partnerships;

●	additions or departures of key personnel;

●	events affecting other companies that the market deems comparable to us;

●	the presence or absence of short selling of our common stock;

●	future sales of our common stock; and

●	changes in global financial markets and economies and general market conditions, such as interest or foreign exchange rates, stock, commodity, credit or asset valuations or volatility.

Furthermore, given recent and ongoing market and economic conditions, the market price of our common stock may continue to be subject to market fluctuations beyond our control.  Beginning in 2008 and through the present, the business environment for bank holding companies has been extremely challenging.  Unprecedented developments in financial markets since late 2007 have undermined global confidence in financial markets.

Accompanying these and related events, including the failure of some financial institutions, stock markets around the world have experienced significant price and trading volume volatility.  While the United States and other governments continue efforts to restore confidence in financial markets and promote economic growth, we cannot assure you that continued or further market and economic turmoil will not occur in the near- or long-term, negatively affecting our business, financial condition and results of operations, as well as the price and trading-volume volatility of our common stock.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares.  Any issuance of shares of common or convertible securities or options or warrants or the exercise of such securities could be substantially dilutive to shareholders of our common stock.  Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders.  Further, the market price of our common stock could decline after this offering as a result of future offerings by the Company of our common stock or securities convertible into or exchangeable for, or that represent the right to receive, common stock, or the perception that such offers or sales could occur.

We may eliminate dividends on our common stock.

Holders of our common stock do not have a legal or contractual right to receive dividends.  If our earnings fail to improve in accordance with our business plan, our board of directors may decide to cease paying a dividend to our shareholders, which could adversely affect the market price of our common stock.  See “Dividend Policy” for additional information concerning our dividend.

The common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of our common stock are equity interests in the Company and do not constitute indebtedness.  Upon liquidation, holders of our shares of preferred stock (including the preferred shares issued to the US Treasury pursuant to our particpation in the Small Business Lending Fund program) and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.  Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both.  Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Risks Related to Participation in the Plan

You will not know the price of the shares you are purchasing under the Plan at the time you elect to have your dividends reinvested or make additional cash payment purchases.

The price of our shares may fluctuate between the time you decide to purchase shares under the Plan and the time of actual purchase.  In addition, during this time period, you may become aware of additional information that might affect your investment decision, but you may not be able to change or cancel your election to reinvest dividends or make additional cash payment purchases.

Because the 2% discount on shares purchased from us is based on the weighted average of the daily high and low trading prices of our common stock in trades made in the over-the-counter market for the ten trading days (i.e., days on which our common stock was traded) immediately preceding the date of the purchase of common stock by the Plan, as reported on the OTC Bulletin Board, your purchase price when compared to the weighted average of the daily high and low trading prices on the date of the purchase of common stock by the Plan directly from us may not reflect a discount.

Under the terms of the Plan, shares of common stock purchased from us will be sold at a 2% discount to the weighted average of the daily high and low trading prices of our common stock in trades made in the over-the-counter market for the ten trading days (i.e., days on which our common stock was traded) immediately preceding the date of the purchase of common stock by the Plan, as reported on the OTC Bulletin Board.  Because the trading prices of our common stock on the OTC Bulletin Board fluctuates from day-to-day and we are using a ten day average, the price of the shares which are purchased for you, when compared to the weighted average of the daily high and low trading prices on the date of the purchase of common stock by the Plan directly from us, may reflect a discount of less than 2%.  It may also reflect a discount of more than 2% or it may reflect a premium to the weighted average of the daily high and low trading prices on the date of the purchase of common stock by the Plan directly from us.  Accordingly, while we have designed the Plan to provide an economic benefit to you, we cannot assure you that you will receive an economic benefit from the 2% discount.

You will not be able to direct the specific time or price at which your shares are sold under the Plan.

American Stock Transfer and Trust Company LLC is the administrator of the Plan.  If you instruct the Plan administrator to sell shares under the Plan, you will not be able to direct the time or price at which your shares are sold.  The price of our shares may decline between the time you decide to sell your shares unde rteh Plan and the time of the actual sale of your shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this prospectus and in the documents incorporated by reference that are not historical facts may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of words such as “may,” “will,” “should,” “could,” “would,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” or words of similar meaning.  These forward-looking statements include statements relating to our anticipated future financial performance, projected growth and management’s long-term performance goals, as well as statements relating to the anticipated effects on results of operations and financial condition from developments or events, our business and growth strategies.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, and could be affected by many factors.  The following list, which is not intended to be an all-encompassing list of risks and uncertainties affecting us, summarizes several factors that could cause our actual results to differ materially from those anticipated or expected in these forward-looking statements:

●
economic conditions (both generally and in our markets) may be less favorable than expected, resulting in, among other things, a continued deterioration in credit quality, a further reduction in demand for credit and/or a further decline in real estate values;

●	the general decline in the real estate and lending market may continue to negatively affect our financial results;

●	inaccuracies in our assumptions used in calculating the appropriate amount to be placed into our allowance for loan and lease losses;

●	restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

●
legislative and regulatory changes (including the unexpected impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulations) subject us to additional regulatory oversight which may result in increased compliance costs and/or require us to change our business model;

●	changes in accounting standards and compliance requirements may adversely affect the businesses in which we are engaged;

●	competitive pressures among depository and other financial institutions may increase significantly;

●	changes in the interest rate environment may reduce margins or the volumes or values of the loans we make;

●	competitors may have greater financial resources and develop products that enable those competitors to compete more successfully than we can;

●	our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

●	adverse changes may occur in the equity markets;

●	war or terrorist activities may cause further deterioration in the economy or cause instability in credit markets; and

●	economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate.

Forward-looking statements speak only as of the date on which they are made.  We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made. Any investor in our common stock should consider all risks and uncertainties set forth in this prospectus under the heading “Risk Factors” and disclosed in our periodic and current reports filed with the Securities and Exchange Commission (the “SEC”), including our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, which are incorporated by reference upon their filing with the SEC until the termination of any offering of securities offered by this prospectus, as described under “Incorporation of Certain Information by Reference.”

DESCRIPTION OF THE DIVIDEND REINVESTMENT PLAN

The following is a question and answer statement of the provisions of SBT Bancorp’s Dividend Reinvestment Plan.

Purpose

1.           What is the purpose of the Plan?

The Plan gives owners of SBT Bancorp common stock the opportunity to:

●	Automatically reinvest the cash dividends on some or all of their shares of SBT Bancorp common stock in additional shares of SBT Bancorp common stock.

●	Purchase shares of SBT Bancorp common stock through the Plan’s optional cash payment feature.

Advantages

2.           What are the advantages of the Plan?

If you participate in the Plan, you will purchase shares of SBT Bancorp common stock with the cash dividends on some or all of your SBT Bancorp common stock.  Along with automatic dividend reinvestment, the Plan also affords you an easy way to purchase additional shares of SBT Bancorp common stock, up to a specified limit, with optional cash payments.  See Question 16.

Until such time that our Board of Directors terminates or modifies the 2% discount, participants in the Plan will receive such 2% discount to the “fair market value” of our shares in connection with the purchase of shares directly from us.  The size of the discount may range anywhere from 0% to 5% as determined by our Board of Directors in its sole discretion.  See Question 13.

There are no transaction fees associated with the purchase of shares of our common stock under the Plan.  However, there are minimal transaction costs associated with the sale of Common Shares under the Plan.  We will pay all costs of administration of the Plan.  See Question 12.

The Plan administrator holds, for safekeeping, all shares of SBT Bancorp common stock in Plan accounts, free of charge.  You may also deposit with the Plan administrator, for safekeeping, stock certificates for shares registered in your name.  There is a fee of $7.50 for this service.  See Question 25.

Administration

3.           Who administers the Plan?

SBT Bancorp has appointed American Stock Transfer and Trust Company LLC as the Plan administrator.  The Plan administrator acts as agent for Plan participants.  We may choose a new administrator of the Plan at any time.  You can contact American Stock Transfer and Trust Company in the following ways (please mention SBT Bancorp, Inc. in any written correspondence):

For the processing of transactions:

Telephone:	1-877-854-0852 (toll free)

Internet:	www.amstock.com

Mail:	American Stock Transfer and Trust Company LLC
P.O. Box 922
Wall Street Station
New York, New York 10269-0560
Attention: Plan Administration Department

For questions concerning your account:

Telephone:	1-877-854-0852 (toll free)

Internet:	www.amstock.com

Mail:	American Stock Transfer and Trust Company LLC
6201 15th Avenue
Brooklyn, New York 11219
Attention: Shareholder Relations Department

The Shareholder Relations Department’s hours of operation are 8:00 a.m. (eastern standard time) to 8:00 p.m. (eastern standard time), Mondays through Fridays.

4.           What are the duties of the Plan administrator?

The Plan administrator and its agents perform various administrative duties relating to the Plan.  These include:

●	Holding shares of SBT Bancorp common stock for Plan accounts.

●	Receiving cash dividend payments for participants.

●	Receiving optional cash payments from participants.

●	Investing those amounts in shares of SBT Bancorp common stock.

●	Maintaining continuing records of each participant’s account.

●	Sending statements of account and other notices to participants.

●	Advising participants as to all transactions in, and the status of, their accounts.

Participation

5.           Who is eligible to participate?

If you own at least one whole share of SBT Bancorp common stock, you are eligible to participate in the Plan.  You may hold the shares:

●	Directly registered in your name.

●	In certificate form.

●	In an account established under the Plan.

●	In a combination of directly registered shares in your name, certificate form and a Plan account.

SBT Bancorp shareholders may choose to reinvest their cash dividends on all or only a portion of their SBT Bancorp shares through the Plan.  See Question 10.

6.           How do I enroll in the Plan?

If you hold shares registered in your name, you may enroll in the Plan by completing, signing and returning an Authorization Form to the Plan administrator.  The Plan administrator will send you an Authorization Form upon request.  You may also enroll in the Plan through the internet by accessing the Plan administrator’s website at www.amstock.com and following the instructions for enrollments.

If you do not hold shares registered in your name but instead hold them through a broker, bank or other nominee, you must either become a registered shareholder by having shares transferred into your name or arrange with the record holder to participate in the Plan on your behalf.  If you choose the latter, you will not have an account administered by the Plan administrator; instead, you must deal with and through the record holder.

7.           When may I enroll in the Plan?

If you own SBT Bancorp common stock, you may enroll in the Plan at any time.  See Question 5.

8.           When do I begin participating in the Plan?

Your participation in the Plan will begin when the Plan administrator receives your completed Authorization Form, or after completion of other arrangements by a record holder satisfactory to SBT Bancorp and the Plan administrator.  If the Authorization Form is received on or before the record date for a dividend payment, reinvestment of dividends will begin with that dividend.  Record dates for payment of dividends normally precede dividend payment dates by approximately two weeks.  Dividend payment dates are usually on or about the fifteenth day of March, June, September and December.  If the Authorization Form is received after the record date, reinvestment of dividends will begin with the next succeeding dividend.

Once you are enrolled in the Plan, the Plan administrator will begin reinvesting your cash dividends in shares of SBT Bancorp common stock.  The Plan administrator will have up to thirty (30) days after dividend payment dates to make purchases of SBT Bancorp common stock with your cash dividends.  However, it will customarily settle the stock purchases within three to five business days after the dividend payment dates.  Shares will be purchased either directly from SBT Bancorp, in the open market as directed by SBT Bancorp or in a combination of these methods.  SBT Bancorp will decide, in its sole discretion, the method or combination of methods in which the Plan administrator purchases shares of our common stock.  The Plan administrator may delay any or all purchases beyond the thirty (30) day period if required under federal securities laws.  In the unlikely event that, due to market conditions, the Plan administrator is unable to invest the funds within thirty (30) days of the dividend payment date, the Plan administrator will return the funds to you by check and will not be accountable for its inability to make purchases within the prescribed timeframe.

With respect to optional cash payments with which the Plan administrator purchases shares of SBT Bancorp common stock, the settlement of such purchases will occur on the same business day as the settlement of purchases of SBT Bancorp common stock made with your cash dividends.  See Question 15.

When you enroll in the Plan, you can send in an optional cash payment along with your Authorization Form, if you wish.  See Question 15.

There can be no assurances that SBT Bancorp will declare future dividends or maintain its current dividend levels, and nothing contained in the Plan obligates SBT Bancorp to declare or pay any dividends or maintain any level of dividends.  The Plan does not represent a change in SBT Bancorp’s dividend policy or a guarantee of future dividends, which will continue to be determined by SBT Bancorp’s Board of Directors and will be dependent upon various factors, including, without limitation, the future earnings and financial condition of SBT Bancorp.

9.           What does the enrollment process provide?

By signing and returning the Authorization Form to the Plan administrator, you will:

●
Direct SBT Bancorp to pay to the Plan administrator the cash dividends on all or a specified number of shares of SBT Bancorp common stock registered in your name for reinvestment in additional shares of SBT Bancorp common stock.

●	Authorize the Plan administrator to reinvest cash dividends on all or a specified number of shares credited to your Plan account in additional shares of SBT Bancorp common stock.

●	Authorize the Plan administrator to invest any optional cash payments, whether sent in by mail or debited directly from your bank account, in additional shares of SBT Bancorp common stock.

If you do not specify on the Authorization Form the number of shares of SBT Bancorp common stock for which cash dividends are to be reinvested under the Plan, the Plan administrator will establish your account as full dividend reinvestment.  For partial dividend reinvestments, you must reinvest dividends on at least 10% of your share balance.  See Question 10.

10.           Is partial participation possible under the Plan?

Yes.  If you elect to participate in the Plan, you may participate with respect to some or all of the shares of SBT Bancorp common stock registered in your name or held in your Plan account.  If you elect to have the dividends on a partial number of your shares reinvested, you must reinvest the dividends for at least 10% of your total number of shares.

When you complete your Authorization Form, you can indicate how many whole shares of your SBT Bancorp common stock, if any, that you wish to exclude from enrollment in the Plan.  You may change this election at any time by notifying the Plan administrator.  To apply to a particular dividend, such a notification must be received by the Plan administrator prior to the record date for that dividend.

We will continue to pay to you, by check or by automatic deposit to a bank account you designate, the dividends on any shares you exclude from the Plan.

If your account balance in the Plan falls to less than one full share, we may close your account and mail a check representing the proceeds of the sale of such fractional share to you.

11.           What reports will you send me?

As soon as possible after each transaction under the Plan, the Plan administrator will send you a statement of your Plan account.  This statement will show the following information pertaining to shares held in your Plan account:

●	The cash dividends paid.

●	Any optional cash payments you made.

●	The number of shares of SBT Bancorp common stock purchased.

●	The number of shares of SBT Bancorp common stock you elected to sell, if any.

●	The price per share.

●	The total number of shares held in your account.

The statement will also indicate the number of shares registered in your name.

We recommend that you keep your Plan account statements because they will contain information important for income tax purposes.  See “U.S. Federal Income Tax Consequences.”

If you are not a registered shareholder but are a Plan participant through arrangements made for you by a record holder, you should contact the record holder for information on your account.

In addition, the Plan administrator will send you SBT Bancorp’s annual reports to shareholders, proxy materials, and any other correspondence we send to our shareholders.  The Plan administrator will also send you any supplements to or updates of this prospectus.

Fees

12.           Must I pay any fees or expenses under the Plan?

There are minimal transaction fees and brokerage commissions associated with the sale of shares of SBT Bancorp common stock under the Plan.  A summary of these fees is as follows:

Sales/Terminations	$15.00 per transaction
Safekeeping	$7.50 per transaction if without sale
Brokerage Commission	$0.10 per share on sales

We will pay all costs related to purchases of shares of common stock under the Plan and the administration of the Plan.  Participants will not pay any brokerage commissions or service charges with respect to the purchase of our common stock under the Plan.

13.           How are purchases made, and at what price?

On each date that SBT Bancorp pays cash dividends, SBT Bancorp will pay to the Plan administrator the total amount of dividends payable on all shares of SBT Bancorp common stock enrolled in the Plan, including shares held in Plan accounts.  The Plan administrator will use this cash, along with any optional cash payments received by the Plan administrator, to buy shares of SBT Bancorp common stock for the accounts of Plan participants.  See Question 8 with regard to the timing of stock purchases under the Plan.

SBT Bancorp decides in its sole discretion whether the Plan administrator will buy shares of SBT Bancorp common stock directly from SBT Bancorp, in the open market, or in a combination of these methods.  Subject to regulatory constraints, we decide this each time shares are purchased for your Plan account.

If the Plan administrator buys shares from us, the price at which the shares of common stock will be deemed to have been acquired by the Plan will be 98% of the “fair market value” of the common stock.  “Fair market value” of the common stock will be calculated as the weighted average of the daily high and low trading prices of our common stock in trades made in the over-the-counter market for the ten (10) trading days (i.e., days on which our common stock was traded) immediately preceding the date of purchase of common stock by the Plan directly from us, as reported on the OTC Bulletin Board.  The “weighted average” price takes into account the number of shares purchased on a particular date (daily trading volume).  The 2% discount will continue until terminated or modified by action of our Board of Directors.  If we terminate or modify the discount, we will send you written notice of when the 2% discount expires or is modified.  The size of the discount may range anywhere from 0% to 5% as determined by our Board of Directors in its sole discretion.

If the shares are purchased on the open market, the price at which the shares of common stock will be deemed to have been acquired will be the weighted average of the actual purchase price paid, including any brokerage commissions or other fees or charges, for the pool of of shares purchased for all participants on or about the particular dividend payment date.  We will not receive any of the proceeds of these purchases of common stock.

14.           How many shares will be purchased for me?

The Plan administrator will purchase for each Plan account the number of whole and fractional shares of SBT Bancorp common stock that equals the cash amount being invested in that account, both from dividend reinvestment and from optional cash payments (if any), divided by the applicable purchase price.

15.           Can I make optional cash payments to buy additional shares?

Yes.  Plan participants are eligible to make optional cash payments, within the limits described in Question 16 below.  The Plan administrator will apply these optional cash payments toward the purchase of SBT Bancorp common stock for the account of the Plan participant.

You will receive an optional cash payment form attached to each statement of account you receive.  To make an optional cash payment, detach the form from your account statement, fill it out, and include your check, made payable to “American Stock Transfer and Trust Company LLC”, in the desired amount within the limitations outlined in Question 16 below.  Mail the properly completed check and form to the Plan administrator at the address set forth in Question 3.  Please include your Plan account number on any check, and in any other correspondence relating to the Plan.  Do not send cash.  Optional cash payments must be received by American Stock Transfer no more than 30 business days and no less than 2 business days prior to a dividend payment date.  Payments that are not received within this period will be returned to the participant.

No interest will be paid on any optional cash payments held pending investment or return by the Plan administrator.  In the unlikely event that, due to market conditions, the Plan administrator is unable to invest the funds within thirty (30) days of the date on which the investment in SBT Bancorp common stock should have been made, the Plan administrator will return the funds to you by check and will not be accountable for its inability to make purchases within the prescribed timeframe.

If you wish, you can send an optional cash payment by check with your Authorization Form when you enroll in the Plan.  Simply complete the “Optional Cash Payment” section of the Authorization Form and include your check, made payable to “American Stock Transfer and Trust Company LLC”, in the desired amount within the limitations outlined in Question 16 below.  Do not send cash.

If any check is returned to the Plan administrator for insufficient funds or for any other reason, the Plan administrator will consider the optional cash payment request null and void, and will immediately remove from the participant’s account any shares that were purchased based on that check.  The Plan administrator will also be entitled to sell these shares to satisfy any uncollected amounts, including any service charge for the returned or rejected item.  If the net proceeds of the sale of these shares are insufficient to satisfy these uncollected amounts, the Plan administrator can sell additional shares from the participant’s account to satisfy the uncollected balance.

16.           What are the limitations on making optional cash payments?

Generally, optional cash payments must be at least $100.00 and not in excess of $5,000.00 per quarter.  You do not have to send the same amount each time, and there is no obligation to make an optional cash payment.  Purchases of additional shares of our common stock with optional cash payments will be made only on the dates when the Plan purchases shares of our common stock by reinvesting your cash dividends.  If cash dividends are not paid by us, you will not be able to purchase additional shares of our common stock with optional cash payments.  Our Board of Directors reserves the right to modify the minimum and maximum amounts of optional cash payments per quarter.  If we modify the minimum and maximum amounts of optional cash payments per quarter, we will send you written notice of when such modification becomes effective.

We reserve the right to refuse optional cash payment investments if we believe a Plan participant is attempting to circumvent this limitation or abuse the Plan in any way.  See Question 22.

Dividends on Fractional Shares

17.           Will you credit me with dividends on fractional shares?

Yes.  We will credit dividends on fractional shares to your Plan account.  This will be shown on your account statements.

Transfer or Gift of Shares

18.           May I transfer shares or make a gift of shares held in the Plan?

Yes.  You may transfer ownership of all or part of the shares held in your Plan account, as a gift, private sale or otherwise.  The transfer must be in compliance with any applicable laws.

To transfer shares, you must deliver to the Plan administrator your written instructions, together with any other signed documents the Plan administrator may require, with “signature guaranteed.”  A commercial bank, trust company, securities broker-dealer, credit union or savings and loan association that is a member of the Medallion Signature Guarantee Program or other eligible guarantor institution may guarantee signatures.  Verification by a Notary Public is not acceptable.  You must also pay any taxes that apply to the transfer.

If you wish to transfer any shares, you should contact the Plan administrator at 1-877-854-0852 for specific requirements and instructions.  You may also obtain various transfer forms online at www.amstock.com.

Generally, the Plan administrator will transfer the shares, by issuance of a stock certificate or through the DWAC transaction system, within 7 to 10 business days after receipt of the written request and any other required documents.  If you request, the Plan administrator will make the transfer by crediting the transferred shares to the Plan account of the other person.

If you are not a registered shareholder but are a Plan participant through arrangements made for you by a record holder, you should contact the record holder to transfer any shares purchased on your behalf.

Sale of Shares

19.           May I sell shares held in the Plan?

Yes.  If you wish to sell all or part of the shares held in your Plan account, you may do so:

●	By mailing written instructions to the Plan administrator; your account statements will contain a form that you can use to do this.

●	Over the telephone by calling 1-877-854-0852.

●	By accessing the Plan administrator’s website at www.amstock.com and following the instructions for sales of shares.

Your sale request will be processed and your shares will, subject to market conditions and other factors, generally be sold within 24 hours of receipt of your request.  Please note that the Plan administrator cannot and does not guarantee the actual sale date or price, nor can it stop or cancel any outstanding sales or issuance requests.  All requests are final.

The Plan administrator may sell your shares any way that it finds reasonable and appropriate.  The Plan administrator may:

●	Aggregate shares to be sold on behalf of various Plan participants.

●	Sell the shares through a broker of its choosing, including one affiliated with it.

●	Sell the shares in a negotiated transaction without a broker, including a sale to SBT Bancorp.

●	Purchase any of the shares on behalf of other Plan participants.

In any sale to SBT Bancorp or purchase by the Plan administrator on behalf of Plan accounts of shares being sold on behalf of Plan participants, the purchase price will be at the “fair market value” of the shares on the date of the sale.  See Question 13 for the definition of “fair market value.”

After a sale of your shares, the Plan administrator will mail you a check for the proceeds of the sale, after deduction of any service charges, and a statement of your account reflecting the transaction.  Settlement date will be three business days after your shares have been sold.  You will not earn interest on any sales transaction.  There is a transaction fee of $15.00 and a commission of $0.10 per share payable to the Plan administrator in connection with the sale of shares.

Alternatively, you may choose to sell your shares through a broker of your choice, in which case you would have to request a share certificate from the Plan administrator, or have the shares transferred electronically to your broker, prior to such sale.  You should contact your broker to initiate the request for those shares that were sold.

If you are not a registered shareholder but are a Plan participant through arrangements made for you by a record holder, you should contact the record holder to sell any shares purchased on your behalf.

20.           May I sell shares held outside of the Plan through the Plan?

No.  You may not sell shares through the Plan that you hold outside of the Plan.  If you deposit with the Plan administrator shares registered in your name to be held in your Plan account, then you may sell them the same as you may sell any other shares in your Plan account.

Withdrawal or Termination

21.           How do I withdraw from, and terminate participation in, the Plan?

You may withdraw from the Plan at any time by mailing written notice of withdrawal to the Plan administrator.  Your account statements will contain a form that you can use to do this.  You can also do this over the telephone by calling 1-877-854-0852.  You may also withdraw from the Plan by accessing the Plan administrator’s website at www.amstock.com and following the instructions for withdrawals.

Upon your withdrawal, you may instruct the Plan administrator to:

●	Retain all Plan shares in book-entry form, or

●	Issue a certificate for whole Plan shares and sell in the open market any fractional share and pay the proceeds to you, or

●	Sell all Plan shares or a specified number of Plan shares in the open market and pay the proceeds to you.

Notification to withdraw from and terminate participation in the Plan must be received by the Plan administrator at least three business days prior to the next dividend payment date.  If your request to withdraw from the Plan is received less than three business days prior to the dividend payment date, then that dividend will be reinvested.  However, all subsequent dividends will be paid out in cash.

If you are not a registered shareholder but are a Plan participant through arrangements made for you by a record holder, you should contact the record holder to withdraw from the Plan.

22.           Can you terminate my participation in the Plan?

Yes.  We reserve the right to terminate any person’s participation at any time for any reason.  This may be to minimize administrative expense, prevent or stop misuse of the Plan, or for other reasons.  We may also terminate your account should your account balance fall below one full share.

Upon any termination, the Plan administrator will mail the former Plan participant a statement indicating your ownership of shares in book-entry form or a stock certificate for the whole shares in the account, together with a check for any fractional share.

23.           What happens if I sell or transfer all physical shares registered in my name?

If you sell or transfer all physical shares of SBT Bancorp common stock registered in your name and held outside the Plan, the Plan administrator will continue to reinvest the dividends on all shares held in your Plan account that are enrolled in the Plan.

24.           Can I re-enter the Plan after withdrawing from it?

Yes.  You may enroll in the Plan again at any time by submitting to the Plan administrator a new Authorization Form, provided you are still a SBT Bancorp shareholder.  Your re-entry will be effective as discussed in Question 8.

Safekeeping Service

25.           May I send my stock certificates to the Plan administrator for safekeeping?

Yes.  You may deposit with the Plan administrator, for safekeeping, stock certificates for shares of SBT Bancorp common stock registered in your name.  This feature of the Plan applies whether or not you are having dividends reinvested under the Plan.  There is a fee of $7.50 to you for safekeeping services.

If you wish to do this, you should complete the appropriate box on the Authorization Form and return it to the Plan administrator, together with the stock certificates.  Do not endorse the stock certificates.  Because you bear the risk of loss in sending the stock certificates to the Plan administrator, you should send them by registered mail, return receipt requested, and properly insured for two percent of market value.

Upon receipt, the Plan administrator will hold the shares in your Plan account.  They will be re-registered in the name of the Plan administrator or in the name of its nominee.

Plan Amendment or Termination

26.           May SBT Bancorp amend or terminate the Plan?

Yes.  While we currently intend to continue the Plan indefinitely, we reserve the right to amend the Plan, including changing the fees associated with the Plan, or terminate the Plan, at any time.  We will give written notice of any amendment or termination to each Plan participant at the address which appears on the records of the Plan administrator.

Other Information

27.           How will my shares in the Plan be voted?

You will have the power to vote the shares held in your Plan account.  We will send you a proxy statement and a proxy card for any annual or special meeting of shareholders.  If you are a registered shareholder, the proxy card will cover both those shares registered in your name and those held in your Plan account.  If you are not a registered shareholder, the proxy card will be limited to those shares held in your Plan account.

28.           Must I notify the Plan administrator if I change my address?

Yes.  The Plan administrator will mail your statements of account and any notices to you at your most recent address on its records.  Mailing of notices to this address will satisfy any obligation we have to give you notice. Accordingly, you should promptly notify the Plan administrator of any change in your address.

29.           Can I pledge my shares in the Plan as collateral for a loan?

No.  You may not pledge shares credited to your Plan account as collateral for a loan or other obligation.  If you wish to pledge your shares, you must first request and obtain a stock certificate for the shares issued in your name. To do so, please contact the Plan administrator.

30.           What are the responsibilities of SBT Bancorp and the Plan administrator to me?

SBT Bancorp and the Plan administrator are not liable to you for any act performed in good faith or for any good faith failure to act.  This includes any claim of liability:

●	Arising out of failure to terminate a participant’s account upon the participant’s death or judicially determined incapacity before receipt of written notice of death or incapacity.

●
With respect to the prices at which shares of SBT Bancorp common stock are bought or sold, the times the shares are bought or sold, and the parties from whom the shares are bought or to whom the shares are sold.

31.           Who bears the risk of market price fluctuations in the shares in the Plan?

You do.  Your investment in shares of SBT Bancorp common stock under the Plan will be no different from an investment in directly-held shares.  You will bear the risk of loss and may realize the benefits of gain from market price changes with respect to all SBT Bancorp shares held by you in the Plan or otherwise.   The shares are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

32.           What happens if SBT Bancorp declares a stock dividend or stock split?

If SBT Bancorp declares a stock dividend, a stock split or other similar action, your shares of SBT Bancorp common stock under the Plan will be entitled to all rights associated with such stock dividend, stock split or other similar action that shares held outside the Plan are entitled to receive.  The shares n your account in the Plan will be adjusted as required by the stock dividend, stock split or other similar action.  However, transaction processing may be curtailed or suspended until such time that the stock dividend, stock split or other similar action is completed.

U.S. FEDERAL INCOME TAX CONSEQUENCES

If you receive shares that are issued directly by us through reinvestment of dividends under the Plan, you will be treated as receiving a distribution equal to the fair market value of such shares, calculated as of the date when the shares are credited to your account.  If you receive shares that were purchased in the open market, you will be treated as receiving a distribution equal to the amount of the cash dividend that you could have received if you had not participated in the Plan. For example, if dividends of $97 are reinvested under the Plan to acquire shares of our common stock with a fair market value of $100, the amount of the taxable dividend will be $100.

If you purchase additional shares under the Plan with optional cash payments, you will be treated as receiving a distribution equal to the discount related to the shares purchased under the Plan.  Thus, the amount of the distribution will be the difference between the fair market value of the shares you purchase pursuant to the Plan and the amount that you pay for such shares.  For example, if you purchase shares under the optional cash payment portion of the Plan that have a fair market value of $100 for a purchase price of $97, the amount of the taxable dividend with respect to these shares will be $3.

You will receive an annual statement (IRS Form 1099-DIV) from the Plan administrator indicating the amount of dividend income reported to the Internal Revenue Service.

We will pay on your behalf all brokerage commissions and service charges for shares purchased under the Plan, but those payments will constitute additional taxable income to you for income tax purposes.

Generally, under the current tax laws, the dividends that you earn are taxable at a maximum U.S. Federal income tax rate of 15% if you are an individual.  However, for tax years commencing after December 31, 2012, this reduced rate is due to expire and, unless the law reducing the tax rate for “qualifying dividends” is extended, the dividends that you receive subsequent to December 31, 2012 will be taxable at your ordinary income tax rates.  Dividends received by corporations under the Plan will be subject to the U.S. Federal corporate income tax rates applicable to such corporation, but such corporate shareholders may qualify for a deduction of seventy percent (70%), or one hundred percent (100%) in the case of dividends received by members of affiliated groups, of the amount of dividend received.

Your tax basis of the shares purchased under the Plan with reinvested dividends will be equal to the amount of the distribution you are treated as receiving, measured by the fair market value of the shares as of the date when the shares are credited to your account plus any allocable brokerage commissions or processing fees paid by us.  Your tax basis of shares you acquire with optional cash payments under the Plan will be equal to the fair market value of the shares as of the date when the shares are credited to your account plus any allocable brokerage commissions or processing fees paid by us.

There are special rules applicable to shares of stock acquired after December 31, 2010 in connection with a dividend reinvestment plan, if the stock is acquired  with a custodian or agent in an account maintained for the acquisition or redemption, sale, or other disposition of shares of the stock and the taxpayer acquires identical shares of stock at different prices or bases in the account.  In such cases, the taxpayer may elect to have the basis of each share of identical stock in the account be the aggregate basis of all shares of that stock in the account divided by the aggregate number of qualifying shares.  The basis would be averaged regardless of holding period.

You will not realize gain or loss for U.S. Federal income tax purposes upon a transfer of shares to your account or the withdrawal of whole shares from your account.  You will, however, generally realize gain or loss upon the receipt of cash for a fractional share credited to your account.  You will also realize gain or loss when shares are sold.  The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis in the shares.  In order to determine the tax basis for shares in your account, you should retain all account statements.

Whether or not the gain or loss realized will be taxed as capital gain or loss or ordinary gain or loss depends on whether the shares sold qualify as capital assets in the hands of each taxpayer.

The holding period for common stock purchased through the dividend reinvestment or optional cash payments under the Plan begins on the date following the day on which the shares are credited to your account.

Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends paid on shares held in the Plan.  Dividends paid on shares in accounts, and the proceeds of any sale of shares, may be subject to the “backup withholding” provisions of the Internal Revenue Code. If you fail to furnish a properly completed IRS Form W-9 or its equivalent, or unless you are exempt from the withholding requirements of the Internal Revenue Code, then the Plan administrator must withhold applicable taxes from the amount of dividends, the proceeds of the sale of a fractional share and the proceeds of any sale of whole shares.

You should consult your tax accountant or personal tax advisor regarding the effects of participation in the Plan and any subsequent sale of shares purchased under the Plan on your personal tax situation.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of offered securities for working capital and other general corporate purposes, including:

●	funding loans, purchasing securities or acquiring other assets;

●	making investments in The Simsbury Bank & Trust Company as regulatory capital;

●	financing possible acquisitions of other companies or lines of business;

●	investing in branch expansion; and

●	paying our general ongoing obligations and other general corporate purposes.

We may temporarily invest the proceeds in investment-grade securities.  We have no current specific plans for the proceeds.  The principal reason for the offering is to provide our shareholders with a convenient and automatic way to increase their ownership of SBT Bancorp common stock.

PLAN OF DISTRIBUTION

The SBT Bancorp common stock being offered by this prospectus is offered pursuant to the Plan, the terms of which provide for the purchase of shares directly from us, in the open market or a combination of both methods.  Participants in the Plan will pay minimal transaction fees and brokerage commissions under the Plan.  We will pay all fees, commissions and expenses, including costs of administration, in connection with purchases of our common stock under the Plan.  However, if you sell shares of our common stock held in the Plan through the Plan, you will incur a transaction fee of $15.00 and a commission of $0.10 per share payable to the Plan administrator.

LEGAL MATTERS

The validity of the SBT Bancorp common stock offered by this prospectus has been passed upon for us by Day Pitney LLP, a law firm located in Hartford, Connecticut.

EXPERTS

The consolidated financial statements of SBT Bancorp, Inc. and subsidiaries as of December 31, 2010 and 2009, and for each of the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Shatswell, MacLeod & Company, P.C., independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended.  This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.  For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC.  Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549.  You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.  Our SEC filings are also available at no cost on our website http://www.simsburybank.com by clicking on About Us and then Shareholder Information, as soon as reasonably practicable after we file such documents with the SEC.

We “incorporate by reference” into this prospectus the information the Company files with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.  Some information contained in this prospectus updates the information incorporated by reference, and information that the Company files subsequently with the SEC will automatically update this prospectus.  In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.  We incorporate by reference the following documents (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”):

●	Our annual report on Form 10-K for the fiscal year ended December 31, 2010;

●	Our quarterly reports on Form 10-Q for the three months ended March 31, 2011 and the three months ended June 30, 2011;

●
Our current reports on Form 8-K filed with the SEC on each of January 5, 2011, February 25, 2011, March 8, 2011, March 21, 2011, May 12, 2011, May 13, 2011, June 22, 2011, July 22, 2011, August 12, 2011 (which was amended by a Form 8-K/A filed on August 16, 2011) and August 18, 2011;

●	Our definitive proxy statement filed with the SEC on April 11, 2011 for our 2011 Annual Meeting of Shareholders; and

●	The description of our common stock, no par value, contained in our current report on Form 8-K filed with the SEC on March 7, 2006.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in the document, by requesting them from us in writing or by telephone at the following address:

SBT Bancorp, Inc.
760 Hopmeadow Street, P.O. Box 248
Simsbury, Connecticut 06070
Attention: Susan Presutti
(860) 408-5493

These incorporated documents may also be available on our web site at www.simsburybank.com, by clicking on About Us and then Shareholder Information.  Except for incorporated documents, none of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the approximate expenses payable by SBT Bancorp in connection with the sale of the securities being registered:

Registration Statement filing fee	$ 239

Printing expenses	$ 3,500

Legal fees and expenses	$15,000

Accounting fees and expenses	$ 2,000

Miscellaneous	$ 2,000

Total	$22,739

Item 15.  Indemnification of Directors and Officers

Our certificate of incorporation provides that we will indemnify directors and officers to the fullest extent permitted by the Connecticut Business Corporation Act (the “CBCA”). Our certificate of incorporation also limits the personal liability of any director to the Company or its shareholders for monetary damages for breach of duty as a director to the amount of the compensation received by the director during the year of the violation.

Subsection (a) of Section 33-771 of the CBCA provides that a corporation may indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if: (1)(A) he conducted himself in good faith; (B) he reasonably believed (i) in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation; and (ii) in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (C) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (2) he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the certificate of incorporation as authorized by the CBCA.

Subsection (b) of Section 33-771 of the CBCA provides that a director’s conduct with respect to an employee benefit plan for a purpose he reasonably believed to be in the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement that his conduct was at least not opposed to the best interests of the corporation.

Subsection (c) of Section 33-771 of the CBCA provides that the termination of a proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the relevant standard of conduct described in Section 33-771 of the CBCA.

Subsection (d) of Section 33-771 of the CBCA provides that, unless ordered by a court, a corporation may not indemnify a director: (1) in connection with a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceedings if it is determined that the director has met the relevant standard of conduct under Section 33-771(a) of the CBCA; or (2) in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Section 33-772 of the CBCA provides that a corporation shall indemnify a director of the corporation who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding.

Subsection (a) of Section 33-776 of the CBCA provides that a corporation may indemnify an officer of the corporation who is a party to a proceeding because he is an officer of the corporation (1) to the same extent as a director, and (2) if he is an officer but not a director, to such further extent, consistent with public policy, as may be provided by contract, the certificate of incorporation, the bylaws or a resolution of the board of directors. Subsection (c) of Section 33-776 of the CBCA provides that an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 33-772 to the same extent to which a director may be entitled to indemnification.

In addition, subsection (b)(5) of Section 33-636 permits a corporation to include a provision in its certificate of incorporation indemnifying directors for liability to any person for taking any action, or for failing to take any action, as a director, except liability that (A) involved a knowing and culpable violation of law by the directors, (B) enabled the director or an associate to receive an improper personal gain, (C) showed a lack of good faith and a conscious disregard for the duty of the director to the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (D) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or (E) created liability for an unlawful distribution. The Company has included such a provision in its certificate of incorporation.

Item 16.  Exhibits

The following exhibits are filed herewith or incorporated by reference.  The reference numbers correspond to the numbered paragraphs of Item 601 of Regulation S-K.

Exhibit No.	Description

3(i).1	Conformed Copy of the Certificate of Incorporation of SBT Bancorp, Inc. (incorporated by reference to Exhibit 3(i) of SBT Bancorp’s Form 10-K filed on March 31, 2009).

3(i).2	Certificate of Amendment to the Certificate of Incorporation of SBT Bancorp, Inc. establishing the designations, preferences, limitations and relative rights of the Senior Non-Cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $1,000 per share (incorporated by reference to Exhibit 3.1 of SBT Bancorp’s Current Report on Form 8-K filed on August 12, 2011).

3(ii).1	Bylaws of SBT Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of SBT Bancorp’s Form 8-K filed on March 7, 2006).

4.1	Specimen Common Stock Certificate of SBT Bancorp, Inc. (incorporated by reference to Exhibit 4 of the Company’s Form 10-QSB filed on May 15, 2006).

5.1	Opinion of Day Pitney LLP (filed herewith).

23.1	Consent of Shatswell, MacLeod & Company, P.C. (filed herewith).

23.2	Consent of Day Pitney LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

99.1	Form of Plan Enrollment (filed herewith).

99.2	Form of letter to shareholders regarding the Dividend Reinvestment Plan of SBT Bancorp, Inc. (filed herewith).

Item 17. Undertakings

(a)           The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)           To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)           To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)           To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)           Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)           each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of the registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offerinig thereof.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)           That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Simsbury, State of Connecticut, on the 30th day of September, 2011.

SBT BANCORP, INC.

By:	/s/ Anthony F. Bisceglio
Anthony F. Bisceglio
Executive Vice President, Chief Financial
Officer and Treasurer

The undersigned Officers and Directors of SBT Bancorp, Inc. hereby severally designate Martin J. Geitz and Anthony F. Bisceglio, and each of them, acting singly, our true and lawful attorneys to sign for us and in our names in the capacities indicated below the Company’s Registration Statement on Form S-3 and any and all amendments and supplements thereto, filed with the Securities and Exchange Commission, granting unto each of said attorneys, acting singly, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming our signatures to said registration statement signed by our said attorneys and all else that said attorneys may lawfully do and cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ Martin J. Geitz	President and	September 30, 2011
Martin J. Geitz	Chief Executive Officer

/s/ Anthony F. Bisceglio	Executive Vice President,	September 30, 2011
Anthony F. Bisceglio	Chief Financial Officer and Chief Accounting Officer

/s/ Robert J. Bogino	Director	September 30, 2011
Robert J. Bogino

Director
James T. Fleming

/s/ Edward J. Guarco	Director	September 30, 2011
Edward J. Guarco

/s/ Gary R. Kevorkian	Director	September 30, 2011
Gary R. Kevorkian

/s/ Jerry W. Long	Director	September 30, 2011
Jerry W. Long

/s/ Nicholas B. Mason	Director	September 30, 2011
Nicholas B. Mason

/s/ George B. Odlum, Jr.	Director	September 30, 2011
George B. Odlum, Jr., DMD

/s/ David W. Sessions	Director	September 30, 2011
David W. Sessions

/s/ Rodney R. Reynolds	Director	September 30, 2011
Rodney R. Reynolds

/s/ Penny R. Woodford	Director	September 30, 2011
Penny R. Woodford

INDEX TO EXHIBITS

Exhibit No.	Description

3(i).1	Conformed Copy of the Certificate of Incorporation of SBT Bancorp, Inc. (incorporated by reference to Exhibit 3(i) of SBT Bancorp’s Form 10-K filed on March 31, 2009).

3(i).2
Certificate of Amendment to the Certificate of Incorporation of SBT Bancorp, Inc. establishing the designations, preferences, limitations and relative rights of the Senior Non-Cumulative Perpetual Preferred Stock, Series C, having a liquidation preference of $1,000 per share (incorporated by reference to Exhibit 3.1 of SBT Bancorp’s Current Report on Form 8-K filed on August 12, 2011).

3(ii).1	Bylaws of SBT Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of SBT Bancorp’s Form 8-K filed on March 7, 2006).

4.1	Specimen Common Stock Certificate of SBT Bancorp, Inc. (incorporated by reference to Exhibit 4 of the Company’s Form 10-QSB filed on May 15, 2006).

5.1	Opinion of Day Pitney LLP (filed herewith).

23.1	Consent of Shatswell, MacLeod & Company, P.C. (filed herewith).

23.2	Consent of Day Pitney LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

99.1	Form of Plan Enrollment (filed herewith).

99.2	Form of letter to shareholders regarding the Dividend Reinvestment Plan of SBT Bancorp, Inc. (filed herewith).